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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                 FORM 12b-25


                          NOTIFICATION OF LATE FILING

                                           SEC FILE NUMBER     0-20923
                                                          -----------------
                                           CUSIP NUMBER        86605U 10 1
                                                          -----------------
(Check One):  [   ] Form 10-K        [   ] Form 20-F        [   ]  Form 11-K
              [ X ] Form 10-Q        [   ] Form N-SAR


         For Period Ended:    MARCH 31, 1997
                          -------------------------
         [   ]  Transition Report on Form 10-K
         [   ]  Transition Report on Form 20-F
         [   ]  Transition Report on Form 11-K
         [   ]  Transition Report on Form 10-Q
         [   ]  Transition Report on Form N-SAR
         For the Transition Period Ended:________________________________


READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


    This notification relates to Part I - Item 2
______________________________________________________________________________

______________________________________________________________________________
PART I - REGISTRANT INFORMATION

Full Name of Registrant    SUMMIT DESIGN, INC.
                        ------------------------------------------------------
Former Name if Applicable    N/A
                         -----------------------------------------------------
Address of Principal Executive Office (Street and Number) 9305 S.W. GEMINI
                                                          DRIVE
                                                          --------------------
City, State and Zip Code   BEAVERTON, OREGON 97008
                         -----------------------------------------------------

______________________________________________________________________________
PART II - RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.



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______________________________________________________________________________
PART III - NARRATIVE

   State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

    On February 28, 1997, the Registrant acquired TriQuest Automation Design, Inc. ("TriQuest"), a California corporation, by means of a merger (the "Merger"). As a result of the Merger and the attention management was required to pay to the post-closing integration of the operations of the Registrant and TriQuest, management has been unable to complete the section of Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 (the "Form 10-Q") titled "Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")." The delay has been exacerbated due to the fact that the Registrant's Form 10-Q is required to include an analysis of the combined financial results of the Registrant and TriQuest on a "pooling" accounting basis. The preparation of such combined financial statements has been time-consuming and required substantial management time. Accordingly, the Registrant has not had sufficient time to fully analyze the financial statements that will be included in the Form 10-Q and could not without unreasonable effort or expense timely file the MD&A section in the Form 10-Q. However, the MD&A section of the Form 10-Q will be filed on or before the allowed date under Rule 12b-25.

______________________________________________________________________________
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
    C. ALBERT KOOB          (503)          643-9281
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    (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                   [X] Yes      [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                   [X] Yes      [   ]  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Registrant previously issued a press release reporting certain financial results for the quarter ended March 31, 1997. The Registrant reported revenue of $6,501,000, a 41 percent increase over first quarter 1996 revenue of $4,607,000. Including merger costs associated with the acquisition of TriQuest, the Registrant reported net income of $1,213,000 ($0.08 per share on 14,829,000 shares). Excluding merger costs, net income was $1,592,000 ($0.11 per share), compared with the first quarter 1996 net loss of $206,000 ($0.02 share).

                                 SUMMIT DESIGN, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 14, 1997                    By:  /s/  C. Albert Koob
      ---------------                      -----------------------------------
                                            C. Albert Koob, Chief Financial
                                            Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


______________________________________________________________________________

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sections 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b)of this chapter).